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6D Global Technologies, Inc. Joins Russell 2000(R), Russell 3000(R), Russell Global, and Russell Microcap(R) Indexes

Published 7:00 AM ET Mon, 29 June 2015

Globe Newswire

NEW YORK, June 29, 2015 (GLOBE NEWSWIRE) -- **6D Global Technologies, Inc.** (NASDAQ:SIXD), a premier digital business solutions company listed on NASDAQ under stock symbol "SIXD," today announced that the Company was added as a member of four Russell indexes including the Russell 2000®, Russell 3000®, Russell Global, and Russell Microcap after the markets closed on June 26 as part of Russell Investment's quarterly additions of select initial public offering (IPO) companies.

Annual Russell indexes reconstitution captures the 4,000 largest U.S. stocks as of the end of May, ranking them by total market capitalization. Membership in the Russell 3000®, which remains in place for one year, means automatic inclusion in the large-cap Russell 1000® Index or small-cap Russell 2000® Index as well as the appropriate growth and value style indexes. FTSE Russell determines membership for its Russell indexes primarily by objective, market-capitalization rankings and style attributes.

Russell indexes are widely used by investment managers and institutional investors for index funds and as benchmarks for active investment strategies. Approximately $5.7 trillion in assets are benchmarked to the Russell's U.S. indexes. Russell indexes are part of FTSE Russell, a leading global index provider.

"6D Global's addition to the four Russell indexes is a gratifying milestone for the company and our dedicated global staff," said Tejune Kang, CEO of 6D Global Technologies, Inc. "6D Global's inclusion represents an opportunity to increase our visibility within the investment community and expand our SIXD shareholder base."

About 6D Global Technologies, Inc.

6D Global Technologies, Inc. is a NASDAQ listed (stock symbol: SIXD) premier digital business solutions company serving the digital

marketing and technology needs of enterprise-class organizations worldwide. 6D Global's common stock is included in four Russell Indexes including the Russell 2000®, Russell 3000®, Russell Global and Russell Microcap® Index. 6D Global Technologies' companies offer a full suite of services and solutions to help large organizations optimize digital business channels and create better experiences for their customers, resulting in increased revenue growth and market share. Services include web content management, web and marketing analytics, digital creative, marketing automation, mobile applications, digital publishing, marketing management, and business intelligence solutions. For more information, visit www.6DGlobal.com.

About FTSE Russell

FTSE Russell is a global index leader that provides innovative benchmarking, analytics and data solutions for investors worldwide. FTSE Russell calculates thousands of indexes that measure and benchmark markets and asset classes in more than 80 countries, covering 98% of the investable market globally and trading on over 25 exchanges worldwide.

Forward Looking Statements

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This press release includes forward-looking statements that are subject to numerous assumptions and a number of risks and uncertainties that could cause actual results or facts to differ materially from such statements for a variety of reasons including, but not limited to: industry conditions, changes in services, pricing and customer demand, competition, other vagaries in the global technology and marketing consulting markets, changes in relationships with key partners, risks related to the integration of acquired businesses, change in legal and regulatory matters, the company's ability to generate additional cash flow and the other risks described from time to time in the company's reports to the Securities and Exchange Commission (including the company's Form 10-K and Quarterly Reports on Form 10-Q). Forward-looking statements are those statements, which are not statements of historical fact. These forward-looking statements can be identified by forward-looking words such as "expects," "anticipates," "intends," "plans," "may," "will," "believes," "seeks," "estimates," and similar expressions. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company undertakes no obligation to update publicly or revise any of the forward-looking statements.

CONTACT: Media Contact: Hilary Smith, Director of Marketing
info@6DGlobal.com | 303-513-1776

Source:6D Global Technologies, Inc.

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